Exhibit 23
Consent of Independent Registered Public Accounting Firm
GE Retirement Savings Plan:
We consent to the incorporation by reference in the registration statements (Nos. 333-226398, 333-99671, 333-158071, 333-177805, 333-194243, 333-179688, 333-202435, and 333-224655) on Form S-8 of General Electric Company of our report dated June 25, 2020, with respect to the statements of net assets available for plan benefits of the GE Retirement Savings Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of the GE Retirement Savings Plan.

/s/ KPMG LLP

Albany, New York
June 25, 2020